SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. __)*

Mavenir Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

577675101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]Rule 13d-1(b)

[_]Rule 13d-1(c)

[X]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 16 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 577675101	13 G	Page 2 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON August Capital V Special Opportunities, L.P. (“August V Special Opportunities”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,858,996 shares, except that August Capital Management V, L.L.C. (“ACM V”), the general partner of August V Special Opportunities, may be deemed to have sole power to vote these shares, and Howard Hartenbaum (“Hartenbaum”), David M. Hornik (“Hornik”), John R. Johnston (“Johnston”), David F. Marquardt (“Marquardt”), Vivek Mehra (“Mehra”) and Andrew S. Rappaport (“Rappaport”), the members of ACM V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,858,996 shares, except that ACM V, the general partner of August V Special Opportunities, may be deemed to have sole power to dispose of these shares, and Hartenbaum, Hornik, Johnston, Marquardt, Mehra and Rappaport, the members of ACM V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,858,996
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 577675101	13 G	Page 3 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON August Capital Strategic Partners V, L.P. (“August Strategic V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
24,436 shares, except that ACM V, the general partner of August Strategic V, may be deemed to have sole power to vote these shares, and Hartenbaum, Hornik, Johnston, Marquardt, Mehra and Rappaport, the members of ACM V, may be deemed to have shared power to vote shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
24,436 shares, except that ACM V, the general partner of August Strategic V, may be deemed to have sole power to dispose of these shares, and Hartenbaum, Hornik, Johnston, Marquardt, Mehra and Rappaport, the members of ACM V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,436
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* PN

CUSIP NO. 577675101	13 G	Page 4 of 16

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON August Capital Management V, L.L.C. (“ACM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. ACM V, the general partner of August V Special Opportunities and August Strategic V, may be deemed to have sole power to vote these shares, and Hartenbaum, Hornik, Johnston, Marquardt, Mehra and Rappaport, the members of ACM V, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. ACM V, the general partner of August V Special Opportunities and August Strategic V, may be deemed to have sole power to dispose of these shares, and Hartenbaum, Hornik, Johnston, Marquardt, Mehra and Rappaport, the members of ACM V, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,903,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%
12	TYPE OF REPORTING PERSON* OO

CUSIP NO. 577675101	13 G	Page 5 of 16

1	NAME OF REPORTING PERSON Howard Hartenbaum (“Hartenbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. Hartenbaum is a member of ACM V, the general partner of August V Special Opportunities and August Strategic V, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. Hartenbaum is a member of ACM V, the general partner of August V Special Opportunities and August Strategic V, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,903,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 577675101	13 G	Page 6 of 16

1	NAME OF REPORTING PERSON David M. Hornik (“Hornik”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. Hornik is a member of ACM V, the general partner of August V Special Opportunities and August Strategic V, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. Hornik is a member of ACM V, the general partner of August V Special Opportunities and August Strategic V, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,903,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 577675101	13 G	Page 7 of 16

1	NAME OF REPORTING PERSON John R. Johnston (“Johnston”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. Johnston is a member of ACM V, the general partner of August V Special Opportunities and August Strategic V, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. Johnston is a member of ACM V, the general partner of August V Special Opportunities and August Strategic V, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,903,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 577675101	13 G	Page 8 of 16

1	NAME OF REPORTING PERSON David F. Marquardt (“Marquardt”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. Marquardt is a member of ACM V, the general partner of August V Special Opportunities and August Strategic V, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. Marquardt is a member of ACM V, the general partner of August V Special Opportunities and August Strategic V, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,903,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 577675101	13 G	Page 9 of 16

1	NAME OF REPORTING PERSON Vivek Mehra (“Mehra”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. Mehra is a member of ACM V, the general partner of August V Special Opportunities and August Strategic V, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. Mehra is a member of ACM V, the general partner of August V Special Opportunities and August Strategic V, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,903,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 577675101	13 G	Page 10 of 16

1	NAME OF REPORTING PERSON Andrew S. Rappaport (“Rappaport”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. Rappaport is a member of ACM V, the general partner of August V Special Opportunities and August Strategic V, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		2,903,831 shares, of which 2,858,996 shares are directly owned by August V Special Opportunities, 24,436 shares are directly owned by August Strategic V and 20,399 shares are held in nominee form for the benefit of persons associated with ACM V. Rappaport is a member of ACM V, the general partner of August V Special Opportunities and August Strategic V, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,903,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 577675101	13 G	Page 11 of 16

ITEM 1(A).	NAME OF ISSUER

Mavenir Systems, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

1700 International Parkway, Suite 200

Richardson, TX 75081

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by August Capital V Special Opportunities, L.P., a Delaware limited partnership (“August V Special Opportunities”), August Capital Strategic Partners V, L.P., a Delaware limited partnership (“August Strategic V”), and August Capital Management V, L.L.C., a Delaware limited liability company (“ACM V”), and Howard Hartenbaum (“Hartenbaum”), David M. Hornik (“Hornik”), John R. Johnston (“Johnston”), David F. Marquardt (“Marquardt”), Vivek Mehra (“Mehra”) and Andrew S. Rappaport (“Rappaport”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ACM V is the general partner of August V Special Opportunities and August Strategic V, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by August V Special Opportunities and August Strategic V. Hartenbaum, Hornik, Johnston, Marquardt, Mehra and Rappaport are members of ACM V, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by August V Special Opportunities and August Strategic V.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

August Capital
2480 Sand Hill Road
Suite 101
Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

August V Special Opportunities and August Strategic V are Delaware limited partnerships. ACM V is a Delaware limited liability company. Hartenbaum, Hornik, Johnston, Marquardt, Mehra and Rappaport are United States citizens.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value

ITEM 2(E)	CUSIP NUMBER

577675101

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2013.

CUSIP NO. 577675101	13 G	Page 12 of 16

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of August V Special Opportunities and August Strategic V, and the limited liability company agreement of ACM V, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

CUSIP NO. 577675101	13 G	Page 13 of 16

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 577675101	13 G	Page 14 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2014

August Capital V Special Opportunities, L.P.

By: August Capital Management V, L.L.C.

Its: General Partner

By: /s/ Jeffrey Bloom

Jeffrey Bloom, Attorney-in-fact*

August Capital Strategic Partners V, L.P.

By: August Capital Management V, L.L.C.

Its: General Partner

By: /s/ Jeffrey Bloom

Jeffrey Bloom, Attorney-in-fact*

August Capital Management V, L.L.C.

By: /s/ Jeffrey Bloom

Jeffrey Bloom, Attorney-in-fact*

Howard Hartenbaum

David M. Hornik

John R. Johnston

David F. Marquardt

Vivek Mehra

Andrew S. Rappaport

/s/ Jeffrey Bloom

Jeffrey Bloom, Attorney-in-fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 577675101	13 G	Page 15 of 16

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	16

CUSIP NO. 577675101	13 G	Page 16 of 16

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Mavenir Systems, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 10, 2014

August Capital V Special Opportunities, L.P.

By: August Capital Management V, L.L.C.

Its: General Partner

By: /s/ Jeffrey Bloom

Jeffrey Bloom, Attorney-in-fact*

August Capital Strategic Partners V, L.P.

By: August Capital Management V, L.L.C.

Its: General Partner

By: /s/ Jeffrey Bloom

Jeffrey Bloom, Attorney-in-fact*

August Capital Management V, L.L.C.

By: /s/ Jeffrey Bloom

Jeffrey Bloom, Attorney-in-fact*

Howard Hartenbaum

David M. Hornik

John R. Johnston

David F. Marquardt

Vivek Mehra

Andrew S. Rappaport

/s/ Jeffrey Bloom

Jeffrey Bloom, Attorney-in-fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.